Postal Code 20549-0303
							October 20, 2004


Via Facsimile (312) 993-9767 and U.S. Mail

Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 S. Wacker Drive, Suite 5800
Chicago, Illinois 60606


	Re:	Orbitz, Inc.
		Schedule 14D-9
		Filed October 6, 2004

		File No. 005-79405

Dear Mr. Gerstein:

We have the following comments on your filing:

General

1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company and its management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



Schedule 14D-9

2. Expand your disclosure under Item 3(a) to state what portion of the $11.4 million severance payment would be paid to each of the senior executives in the event of "constructive termination."

3. Expand your disclosure in response to Item 5 to quantify the amounts paid or agreed to be paid to Credit Suisse First Boston
LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated in respect of their services as financial advisors in the transaction.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If you do not agree with a comment, tell us why in your response. Direct any questions to me at (202) 942-1762.

						Sincerely,



						Julia E. Griffith
						Special Counsel
						Office of Mergers
						and Acquisitions